SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

     PLATO LEARNING, INC.
(Name of Issuer)

Common Stock
          $0.01 par value per share
(Title of Class of Securities)

          72764Y100
(CUSIP Number)

          May 9, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13G

CUSIP No.:72764Y100	Page 2 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ING BARINGS GLOBAL LEVERAGED EQUITY PLAN LTD. 13-4127826

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	90,875 0 90,875 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,875

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5247%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:72764Y100	Page 3 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ING BARINGS U.S. LEVERAGED EQUITY PLAN LLC 13-4127834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	210,915 0 210,915 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,915

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2178%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:72764Y100	Page 4 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ING FURMAN SELZ INVESTORS III L.P. 13-4121999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	693,547 0 693,547 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,547

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.004%

12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:72764Y100	Page 5 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PS PRIVATE INVESTMENTS III LLC 13-3940684

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	997,668 0 997,668 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,668

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7605%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:72764Y100	Page 6 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BRIAN P. FRIEDMAN(*) ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	997,668(*) 0 997,668(*) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,668

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7605%

12	TYPE OF REPORTING PERSON* IN

(*) Solely in his capacity as managing member of FS Private Investments III LLC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:72764Y100	Page 7 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JAMES L. LUIKART(*) ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	997,668(*) 0 997,668(*) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,668

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7605%

12	TYPE OF REPORTING PERSON* IN

(*) Solely in his capacity as managing member of FS Private Investments III LLC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Plato Learning, Inc., a Delaware corporation.

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 10801 Nebsbitt Avenue South, Bloomington, Minnesota 55437.

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of business Office; Citizenship:

1.	ING Barings Global Leveraged Equity Plan Ltd ("Global Leveraged") 520 Madison Avenue, 8th Floor New York, New York 10022 A Bermudan company.

2.	ING Barings U.S. Leveraged Equity Plan LLC ("U.S. Leveraged") 520 Madison Avenue, 8th Floor New York, New York 10022 A Delaware limited liability company.

3.	ING Furman Selz Investors III L.P. ("Furman Selz") 520 Madison Avenue, 8th Floor New York, New York 10022 A Delaware limited partnership.

4.	FS Private Investments III LLC ("Private Investments") 520 Madison Avenue, 8th Floor New York, New York 10022 A Delaware limited liability company.
5.	Brian P. Friedman FS Private Investments III LLC 520 Madison Avenue, 8th Floor New York, New York 10022 Mr. Friedman is a citizen of the United States.
6.	James L. Luikart FS Private Investments III LLC 520 Madison Avenue, 8th Floor New York, New York 10022 Mr. Luikart is a citizen of the United States.

           The Managing Member of Global Leveraged and U.S. Leveraged and the General Partner of Furman Selz are subsidiaries of ING Bank N.V., which, in turn, is wholly owned by ING Groep N.V. Both ING Bank N.V. and ING Groep N.V. are foreign corporations organized under the laws of the Netherlands. The name, business address and citizenship of each member of the executive board of ING Bank N.V. and of ING Groep N.V. are set forth in the attached Schedules A and B, respectively.

          Private Investments serves as the manager of Global Leveraged, U.S. Leveraged and Furman Selz (each a “Fund” and, collectively, the “Funds”) and, in such capacity, has the sole power to vote and to dispose of securities held by the Funds. Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

Item 2(d). Title of Class of Securities:

           The common stock of Plato Learning, Inc. (the "Common Stock"), par value $0.01 per share.

Item 2(e). CUSIP Number:

           72764Y100

Item 3. Filing of Statement pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c):

           NOT APPLICABLE.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) - (b)

--------------------------------------     ---------------------------   ------------------
                 Name                      Amount beneficially owned      Percent of class
--------------------------------------     --------------------------    ------------------
ING BARINGS GLOBAL LEVERAGED EQUITY                90,875                   0.5247%
PLAN LTD.

ING BARINGS U.S. LEVERAGED EQUITY PLAN            210,915                   1.2178%
LLC

ING FURMAN SELZ INVESTORS III L.P.                693,547                   4.004%

FS PRIVATE INVESTMENTS III LLC                    997,668                   5.7605%

BRIAN P. FRIEDMAN                                 997,668                   5.7605%

JAMES L. LUIKART                                  997,668                   5.7605%

(c) Number of shares as to which such person has:

--------------------------------------- ------------------- ------------------- ------------------ ------------------
       Name                               Sole power to      Shared power to      Sole power to     Shared power to
                                        vote or to direct   vote or to direct     dispose or to      dispose or to
                                             the vote            the vote          direct the         direct the
                                                                                 disposition of     disposition of
--------------------------------------- ------------------- ------------------- ------------------ ------------------
ING BARINGS GLOBAL LEVERAGED EQUITY           90,875                0                90,875                0
PLAN LTD.

ING BARINGS U.S. LEVERAGED EQUITY            210,915                0                210,915               0
PLAN LLC

ING FURMAN SELZ INVESTORS III L.P.           693,547                0                693,547               0

FS PRIVATE INVESTMENTS III LLC               997,668                0                997,668               0

BRIAN P. FRIEDMAN                            997,668                0                997,668               0

JAMES L. LUIKART                             997,668                0                997,668               0

Item 5. Ownership of Five Percent or Less of a Class:

           NOT APPLICABLE.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

------------------------------------     ---------------------
              Name                                %
------------------------------------     ---------------------
FS Private Investments III LLC                  5.7605%

Brian P. Friedman  (*)                          5.7605%

James L. Luikart  (*)                           5.7605%

(*) Solely in his capacity as managing member of FS Private Investments III LLC

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being
                            Reported on by the Parent Holding Company:

           NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

          The Reporting Persons disclaim membership in a group.

Item 9. Notice of Dissolution of Group:

           NOT APPLICABLE.

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2002

ING BARINGS GLOBAL LEVERAGED EQUITY PLAN LTD

By: FS Private Investments III, LLC, Manager

/s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: Managing Member

ING BARINGS U.S. LEVERAGED EQUITY PLAN LLC.

By: FS Private Investments III, LLC, Manager

/s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: Managing Member

ING FURMAN SELZ INVESTORS III L.P.

By: FS Private Investments III, LLC, Manager

/s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: Managing Member

FS PRIVATE INVESTMENTS III LLC

/s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart

SCHEDULE A

ING BANK N.V.

The Executive Board of ING Bank N.V. consists of the following individuals:

M. Tilmant (Chairman) F. S. Hubbell J. H. M. Lindenbergh C. Maas A. H. G. Rinnooy Kan

The business address of each of the above individuals is:

c/o ING Groep N.V. Strawinskylaan 2631 1077 ZZ Amsterdam

All of the members of the Executive Board of ING Bank N.V. are citizens of the Netherlands except for M. Tilmant (Belgium) and F. S. Hubbell (United States).

SCHEDULE B

ING GROEP N.V.

The Executive Board of ING Groep N.V. consists of the following individuals:

E. Kist (Chairman) M. Tilmant (Vice Chairman) F. S. Hubbell J. H. M. Lindenbergh C. Maas A. H. G. Rinnooy Kan

The business address of each of the above individuals is:

c/o ING Groep N.V. Strawinskylaan 2631 1077 ZZ Amsterdam

All of the members of the Executive Board of ING Groep N.V. are citizens of the Netherlands except for M. Tilmant (Belgium) and F. S. Hubbell (United States).